EXHIBIT (a)(1)(M)

            RICOH COMPANY, LTD. COMPLETES TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES OF LANIER WORLDWIDE, INC. COMMON STOCK

                  TOKYO, JAPAN and ATLANTA, GEORGIA, January 25, 2001 - Ricoh Company, Ltd. (TSE: 7752) and Lanier Worldwide, Inc. (NYSE: LR) today announced the successful completion of the cash tender offer for all outstanding shares of common stock of Lanier. The tender offer, which commenced on December 8, 2000, expired at 12:00 midnight, New York City time, on Wednesday, January 24, 2001.

                  Ricoh has been advised by Mellon Investor Services, L.L.C., the Depositary for the tender offer, that a total of at least 79,790,530 shares of Lanier common stock were validly tendered and not withdrawn prior to the expiration of the offer. The number of shares tendered and not withdrawn represents at least 94.1% of the outstanding shares of Lanier. All such shares have been accepted for purchase in accordance with the terms of the offer and payment for these shares will be made promptly.

                  Ricoh intends to complete the acquisition of Lanier through a merger in which all shares of common stock not validly tendered into the tender offer will be converted into the right to receive $3.00 per share in cash. Payment of such amount will be made following the merger upon proper presentation of certificates formerly representing shares to Mellon Investor Services, L.L.C., Paying Agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to stockholders following the merger.

                  Ricoh Company, Ltd., of Japan, is a leading provider of office automation solutions, with more than 67,300 employees worldwide and sales in excess of $14 billion in 2000. Ricoh is a recognized pioneer in the development of network-connected digital multifunctional document systems and is a top supplier of diversified office automation equipment and electronics.

                  With 1,600 sales and services locations, Lanier Worldwide, Inc. and its dealer and distributor network form one of the largest global providers of document management solutions. Every day, Lanier and its dealers and distributors help customers in more than 100 countries create, enhance and distribute high-quality documents with greater speed, efficiency and economy. Lanier maintains an intense customer focus -called Customer Vision(R) - and employs DOCutivity(R), a document lifecycle approach designed to improve business productivity. Lanier's comprehensive document management solutions portfolio includes digital color copier/printers, digital black-and-white copier/printers, multifunction devices, print-on-demand applications and a variety of outsourcing services. Lanier also develops specialized solutions for the healthcare and real estate industries. Lanier was founded in 1934, and is headquartered in Atlanta, Georgia, U.S.A.

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CONTACTS:         RICOH COMPANY, LTD.
                  Takanobu Matsunami
                  (+81-3) 5411-4511


                  LANIER WORLDWIDE, INC.
                  Brad Nelson
                  Vice President, Investor Relations
                  (770) 621-1076
                  bnelson@lanier.com